                                                              rule no. 424(b)(1)
                                                      registration no. 333-37355



                               7,075,000 SHARES

           [LOGO OF INDUSTRI-MATEMATIK INTERNATIONAL APPEARS HERE]

                                 COMMON STOCK

                                 ------------

  Of the 7,075,000 shares of Common Stock offered hereby, 3,500,000 shares are being sold by Industri-Matematik International Corp. ("IMI" or the "Company") and 3,575,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "IMIC." On October 30, 1997, the last reported sale price of the Common Stock was $22.88 per share. See "Price Range of Common Stock."

                                 ------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                        FACTORS" COMMENCING ON PAGE 5.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               PRICE      UNDERWRITING   PROCEEDS   PROCEEDS TO
                                 TO      DISCOUNTS AND      TO        SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.................     $20.00        $0.925       $19.075     $19.075
--------------------------------------------------------------------------------
Total(3)..................  $141,500,000   $6,544,375   $66,762,500 $68,193,125

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1)See "Underwriting" for information relating to indemnification of the Underwriters and other matters.
(2)Before deducting expenses of the offering payable by the Company, estimated to be $425,000.
(3) The Company and one of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 1,061,250 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholders will be $162,725,000, $7,526,031, $76,884,172 and $78,314,797, respectively. See
    "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about November 5, 1997.

BT ALEX. BROWN
                DEUTSCHE MORGAN GRENFELL
                             SOUNDVIEW FINANCIAL GROUP, INC.
                                                                 UBS SECURITIES

                THE DATE OF THIS PROSPECTUS IS OCTOBER 31, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copies made at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market ("Nasdaq"). Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., at Reports Section, 1735 K Street, N.W., Washington, DC 20006. The Commission also maintains a Web site at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997; and (iii) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on September 16, 1996.

  All reports and other documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained or incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference into such documents). Requests for such documents should be submitted in writing to the Company's Corporate Secretary, Marvin S. Robinson, Esq. at Tannenbaum Dubin & Robinson, LLP, 1140 Avenue of the Americas, New York, NY, 10036, telephone (212) 302-2900.

                               ----------------

  In this Prospectus, references to "krona", "kronor" and "SEK" are to Swedish kronor, the lawful currency of the Kingdom of Sweden, and references to "dollars" and "$" are to United States dollars.

                               ----------------

  Industri-Matematik and System ESS are trademarks of the Company. All other trademarks or service marks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including information under "Risk Factors," and Consolidated Financial Statements and notes thereto, appearing elsewhere in, or incorporated by reference into, this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                  THE COMPANY

  IMI develops, markets and supports software that enables manufacturers, distributors, wholesalers and retailers to more effectively fulfill their customers' orders. The Company's demand chain management solution, System ESS, provides the execution of multiple order fulfillment processes, including order management, distribution management, inventory replenishment and demand planning. System ESS has been designed specifically to meet the complex and high-volume demand chain management requirements of manufacturers, distributors, wholesalers and retailers, enabling them to better match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics/distribution costs. System ESS allows customers to leverage the value of their existing systems by integrating with legacy and new client/server manufacturing, planning and financial information systems.

  The Company's target customers are multinational manufacturers, distributors, wholesalers and retailers in the consumer packaged goods, consumer durables, business equipment, medical, automotive and industrial products sectors, as well as other high-volume wholesalers and retailers. The Company sells and supports its products through direct sales and support organizations in the United States, Europe and Asia/Pacific, as well as through third party systems integrators. Current customers of IMI include Black & Decker Corp., British Airways PLC, Campbell Soup Company, Canon U.S.A., Inc., Estee Lauder Co., GE Plastics, Hartz Mountain, Kellogg Company, NIKE Inc., Pioneer Standard Electronics, Inc., ProSource Distribution Services, Inc., Skyway Freight Systems, Inc., Starbucks Corporation and Unisys Corporation.

  In recent years, there has been a fundamental shift in market power from manufacturers and distributors to retailers and consumers. Historically, manufacturers dictated the terms of trade with retailers and consumers and, consequently, organized their businesses and utilized their information systems primarily to increase manufacturing efficiency and output. Today, customers increasingly are choosing suppliers based on their ability to match product flow to actual customer demand. As a result, manufacturers and distributors are reengineering their businesses and redirecting their information systems to focus on satisfying customer demand through effective order fulfillment.

  System ESS is an open systems, client/server demand chain management solution that provides full capabilities for managing and executing the entire order fulfillment process. In addition, it provides interfaces to other complementary applications to provide customers with an integrated solution. System ESS serves as an infrastructure to enable companies to implement the "virtual enterprise" by synchronizing internal systems with external participants in the demand chain. The Company supports System ESS with a range of software tools developed by the Company or by third parties and provides its customers with a full range of software maintenance and support, training, and consulting services.

  The Company's objective is to be the leading global supplier of demand chain management software solutions to manufacturers, distributors, wholesalers and retailers. The key elements of the Company's strategy to achieve this leading position are: (i) to target specific vertical markets for System ESS; (ii) to expand its worldwide sales, support, service and marketing organizations; (iii) to expand usage of System ESS within its existing customer base; (iv) to enhance the core functionality of System ESS; (v) to continue to integrate System ESS with complementary products; and (vi) to establish partnerships to assist in developing customer relationships and implementing System ESS.

                                  THE OFFERING

 Common Stock offered by the Company............. 3,500,000 shares
 Common Stock offered by the Selling Stockhold-
  ers............................................ 3,575,000 shares
 Common Stock to be outstanding after the offer-
  ing............................................ 31,759,514 shares(1)
 Use of proceeds................................. For general corporate purposes and working capital,
                                                  including the expansion of
                                                  the Company's sales, support,
                                                  service and marketing
                                                  organizations. See "Use of
                                                  Proceeds."
 Nasdaq National Market symbol................... IMIC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS
                                       YEAR ENDED APRIL 30,    ENDED JULY 31,
                                      ------------------------ ----------------
                                       1995     1996    1997    1996     1997
                                      -------  ------- ------- -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
  Total revenues..................... $27,744  $40,009 $59,612 $ 9,217  $15,706
  Gross profit.......................  10,896   19,532  34,200   3,943    8,038
  Income (loss) from operations......  (6,025)   1,385   4,869  (1,592)     412
  Net income (loss)..................  (6,388)   1,750   6,902  (1,062)     630
  Pro forma net income (loss) per
   share(2)..........................          $  0.07 $  0.25 $ (0.04) $  0.02
  Shares used in pro forma per share
   calculation(2)....................           25,223  28,063  24,502   28,446

                                                              JULY 31, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.............................. $16,661    $ 82,999
  Working capital........................................  31,826      98,164
  Total assets...........................................  50,481     116,819
  Capital lease obligations, less current portion........     420         420
  Total stockholders' equity.............................  35,998     102,336

--------
(1) Based on 16,171,314 shares of Common Stock and 12,088,200 shares of Class B Common Stock, which will be converted into Common Stock upon the closing of this offering, outstanding as of September 30, 1997. Excludes options outstanding as of September 30, 1997 to purchase 985,828 shares of Common Stock at a weighted average exercise price per share of $5.93.
(2) For the years ended April 30, 1996 and 1997 and the three months ended July 31, 1996 and 1997, pro forma net income per share was based upon the weighted average number of common and common stock equivalents outstanding during the period, computed in accordance with the treasury stock method. Historical net income (loss) per share data for the year ended April 30, 1995 has not been presented as such information is not considered to be relevant or meaningful.
(3) Adjusted to reflect the sale of 3,500,000 shares of Common Stock offered by the Company hereby at a public offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Except as otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) reflects the conversion of all of the Company's currently outstanding shares of Class B Common Stock into Common Stock upon the closing of this offering. See "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  Prospective investors should consider carefully the following Risk Factors, in addition to the other information contained in this Prospectus and incorporated herein by reference concerning the Company and its business, before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth below and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally, including documents incorporated by reference herein. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors. The forward-looking statements contained herein are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

  Significant Fluctuations in Quarterly Operating Results and Seasonality. The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders for the Company's products; the lengthy sales and implementation cycle for the Company's products and delays in the implementation process; the Company's success in expanding its sales, support, service and marketing organizations; the ability of the Company to establish and maintain relationships with third party implementation providers; introduction or enhancement of products by the Company or its competitors; changes in pricing policy of the Company or its competitors; increased competition; technological changes in computer systems and environments; the ability of the Company to timely develop, introduce and market new products and new versions of existing products; quality control of products sold; market readiness to deploy demand chain management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenue; customer order deferrals in anticipation of new products and product enhancements; personnel changes; the structure and timing of future acquisitions, if any; fluctuations in foreign currency exchange rates; mix of license and service and maintenance revenues and general economic conditions. Because a significant portion of the Company's revenues has been, and the Company believes will continue to be, derived from large orders, the timing of orders and their fulfillment has caused, and is expected to continue to cause, material fluctuations in the Company's operating results, particularly on a quarterly basis. In addition, the Company intends to continue to expand its direct sales force and consulting services organization, and the timing of such expansion and the rate at which new sales and consulting personnel become productive could also cause material fluctuations in the Company's quarterly operating results. As a result of these and other factors, the Company believes that period-to-period quarterly comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  The Company's quarterly operating results are also subject to certain seasonal fluctuations. The Company's revenues, particularly its license revenues, are typically strongest in its third and fourth fiscal quarters ended January 31 and April 30, respectively, and weakest in its first and second fiscal quarters ended July 31 and October 31, respectively. The Company's revenues and operating results in its third fiscal quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting rules, while revenues and operating results in its fourth fiscal quarter typically benefit from the efforts of the Company's sales force to meet fiscal year-end sales quotas. Like many enterprise application software vendors with large average order sizes, the Company's revenues and operating results are typically lower in its first and second fiscal quarters, as the Company's sales force initiates sales activity directed to achieving fiscal year-end goals. In addition, the Company's first and second fiscal quarters include the months of July and August, when both sales and billable customer services activity, as well as customer purchase decisions, are reduced, particularly in Europe, due to summer vacation schedules. As a result of these seasonal factors, the Company historically has experienced operating losses in its first and/or second fiscal quarters and could experience operating losses in such quarters in the future.

  Because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfulfilled orders. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter and cannot be predicted with any degree of certainty. The Company has historically recognized a significant portion of license revenues in the last two weeks of a quarter. Any significant shortfall of license revenues in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. Due to the foregoing factors, it is possible that in future periods the Company's revenues and thus its operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Financial Results."

  No Assurance of Profitability. Although the Company achieved net income of $1.8 million and $6.9 million for fiscal 1996 and 1997, respectively, and net income of $630,000 for the three months ended July 31, 1997, there can be no assurance that the Company will continue to be profitable in any future period and recent operating results should not be considered indicative of future financial performance. The Company plans to continue to increase expenditures in order to fund the continued expansion of its worldwide operations, including greater levels of product development and larger and more geographically dispersed sales, support, service and marketing organizations. Although the Company believes such expenditures ultimately will improve the Company's operating results, to the extent such expenditures are incurred and revenues do not correspondingly increase, the Company's operating results will be materially and adversely affected. Future operating results will depend on many factors, including the growth of the demand chain management software market, market acceptance of System ESS or enhanced versions thereof, competition, the success of the Company's expansion of its sales, support, service and marketing organizations, general economic conditions and other factors. No assurance can be given that the Company will be profitable in future periods. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Lengthy Sales and Implementation Cycle; Increasing Size of Orders. The sale and implementation of the Company's products generally involves a significant commitment of resources by prospective customers. In fiscal 1997 and the first fiscal quarter of 1998, license fees for System ESS have averaged approximately $1.3 million and there have been several licenses significantly in excess of that amount. The Company expects that individual license fees will continue to increase in size and the implementation of the Company's products will become more complex as System ESS is used to manage larger and more geographically dispersed installations. As a result, the Company's sales process often is subject to delays associated with lengthy approval processes attendant to significant capital expenditures. For these and other reasons, the sales cycle associated with the license of the Company's products varies substantially from customer to customer and typically lasts between three and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays over which the Company has no control. Any significant or ongoing failure by the Company to ultimately achieve such sales could have a material adverse effect on the Company's business, operating results and financial condition. In addition, following license sales, the implementation of System ESS typically involves customer training, integration of System ESS with the customer's other existing systems and the development of product extensions to add customer-specific functionality. The

Company and/or a third party consultant provide such post delivery implementation services pursuant to a separate service agreement. A successful implementation requires a close working relationship between the Company, the customer and, generally, third party consultants who assist in the implementation process. Any inability of the Company to achieve such close working relationships, or any inability of the Company's consulting services organization or third party consultants to perform implementation services on a timely basis, may result in delays in the customer implementation process. There can be no assurance that any such delays in the implementation process of System ESS will not result in adverse customer reactions, harm the Company's reputation, or otherwise have a material adverse effect on the Company's business, operating results and financial condition. See "--Risks Associated With Expanding Multinational Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products and Services" and "--Sales and Marketing."

  Dependence upon Relationship with Oracle Corporation. An important part of the Company's operating results depend upon its marketing and sales relationship with Oracle Corporation ("Oracle"). For the fiscal year ended April 30, 1997, the Company generated 63% of its license revenues and 35% of its total revenues through various joint marketing efforts with Oracle. Prior to 1997, the Company engaged in an informal joint marketing and sales arrangement with Oracle pursuant to which the two companies jointly marketed to customers in the consumer packaged goods industry. In January 1997, the Company entered into a joint marketing agreement with Oracle for the consumer packaged goods industry (the "Oracle Agreement") pursuant to which the parties agreed for a term of three years to jointly market and license the Oracle Solution Suite, which incorporates the Company's System ESS software and Oracle software together with other complementary software owned by third parties. The Oracle Agreement provides for additional development of component software, integration of the software components and marketing and support of the Oracle Solution Suite. In addition, Oracle has agreed not to develop or use in the consumer packaged goods industry any other software with similar functionality to System ESS. Pursuant to the Oracle Agreement, Oracle has agreed to pay the Company the total license fees that Oracle receives from the customer for System ESS less specified percentages. In the United States, Oracle and its distributors have the exclusive right to sub-license System ESS software as part of the Oracle Solution Suite in the consumer packaged goods industry. Outside of the United States, Oracle and its distributors have a non-exclusive right to sub-license System ESS in the consumer packaged goods industry. In addition, the Company has retained the worldwide right to market System ESS to customers in the consumer packaged goods industry as a "point" solution and in any other manner which does not provide combined software substantially similar to the Oracle Solution Suite. The Company and Oracle have periodically entered into separate agent agreements authorizing Oracle to sub-license the Company's System ESS software to customers in the consumer packaged goods industry and other industries. Pursuant to such agent agreements, Oracle pays to the Company a specified percentage of the license fee for System ESS. In industries other than consumer packaged goods, the Company also from time to time directly competes with Oracle's order management software product. See "--Competition" and "Business--Competition."

  In the consumer packaged goods industry, the Company actively markets and sells System ESS as a "point" solution and as part of the Oracle Solution Suite. The Company's sales of System ESS in the consumer packaged goods industry are dependent in part upon the effectiveness of Oracle's efforts under the Oracle Agreement, which the Company cannot control. There can be no assurance that Oracle will not otherwise curtail or discontinue the Oracle Agreement at the end of the initial three year term or that the Oracle Agreement will be beneficial to the Company, which could have a material adverse effect on the business, operating results and financial condition of the Company. In industries other than consumer packaged goods, there can be no assurance that Oracle will continue to recommend the Company and its products to potential customers or enter into separate agent agreements with the Company, either of which could have a material adverse effect on the business, operating results and financial condition of the Company. See "Business--Sales and Marketing."

  Competition. The Company's products are targeted at the emerging market for demand chain management software products, which is intensely competitive and characterized by rapid technological change. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the supply and demand chain as well as the enterprise as a whole. These competitors include (i) enterprise application software vendors which offer client/server enterprise resource planning ("ERP") solutions, such as SAP AG ("SAP"), Baan Company N.V. ("Baan"), J.D. Edwards & Company ("J.D. Edwards"), System Software Associates, Inc. ("SSA") and, in vertical markets other than consumer packaged goods, Oracle, (ii) companies offering standardized or customized products on mainframe and/or mid-range computer systems, (iii) internal development efforts by corporate information technology departments, (iv) smaller independent companies which have developed or are attempting to develop advanced logistics execution software which complements or competes with the Company's software solutions and (v) other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, advanced logistics execution software. In addition, many of the Company's competitors have longer operating histories, significantly greater financial technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for order fulfillment software and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share, resulting in price reductions, fewer customer orders and reduced gross margins, any one of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

  Need to Hire Additional Personnel in All Areas and Dependence on Key Employees. The Company believes its future success and ability to achieve revenue growth will depend in significant part upon its ability to attract and retain highly skilled management, sales, support, service, marketing and product development personnel. Competition for such personnel is intense, and recruiting such personnel is becoming increasingly difficult because of the strong world-wide economy. In addition, the loss of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not have, and does not intend to obtain, key man life insurance on any of its executive management personnel. There can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, assimilating and retaining such personnel in the future. Failure to attract, assimilate and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management--Executive Officers and Directors."

  Reliance on and Need to Develop Additional Relationships with Third
Parties. The Company relies on informal relationships with a number of consulting and systems integration firms to enhance its sales, support, service and marketing efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sale process. Such firms have included Andersen Worldwide S.C. ("Andersen Consulting"), Computer Sciences Corporation, International Business Machines Corporation ("IBM") and MCI Systemhouse, Inc. in the United States and Cap Gemini S.A. and ECsoft Group plc in Europe. The Company expects to continue to rely significantly upon such third parties for product implementation, customer support services, end user training and lead generation. The Company will need to expand its relationships with these parties and enter into relationships with additional third parties in order to support license revenue growth. Many such firms have similar, and often more established, relationships with the Company's principal competitors. There can be no assurance that these and other third parties will provide the level and quality of service required to meet the needs of the Company's customers, that the Company will be able to maintain an effective, long term relationship with such third parties, or that such third parties will continue to meet the needs of the Company's customers. If the Company is unable to develop and maintain effective relationships with these and other third parties, or if such parties fail to meet the needs of the Company's customers, the Company's business, operating results and financial condition could be adversely affected. Further, there can be no assurance that these third party implementation providers, many of which have significantly greater financial, technical, personnel and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products. See "Business--Products and Services" and "--Sales and Marketing."

  Risks Associated with Expanding Multinational Operations. The Company's future success and ability to achieve revenue growth depends upon the successful continued international expansion of its sales, support, service and marketing organizations and its ability to establish indirect distribution channels, including resellers, systems solution vendors, application software vendors and systems integrators. The Company's products currently are marketed in the United States, Europe and Asia/Pacific. Such international expansion has required that the Company establish additional offices and hire additional personnel. This has required and is expected to continue to require significant management attention and financial resources and could adversely affect the Company's operating margins and ability to achieve and sustain profitability. To the extent the Company is unable to continue to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and the Company's business, operating results and financial condition could be materially and adversely affected. Further, the Company intends to continue to expand its international operations by increasing the number of direct customer support personnel in existing markets and additional international markets. Accordingly, the Company's business, and its ability to expand its operations internationally, is subject to risks inherent in international business activities, including, in particular, general economic conditions in each country, foreign currency exchange rate fluctuations, overlap of different tax structures, management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff rates. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's ability to continue to expand its international operations and, in general, its business, operating results and financial condition. See "Business--Sales and Marketing."

  Management of Growth. The Company currently is experiencing a period of rapid growth that has placed and is expected to continue to place a strain on the Company's administrative, financial and operational resources. The Company increased the size of its direct sales force from 31 people at July 31, 1996 to 52 people at July 31, 1997 and the number of customer service and support personnel from 177 people at July 31, 1996 to 278 people at July 31, 1997. The Company plans to continue to expand internationally and to continue to increase the number of its sales, support, service, marketing and product development personnel significantly in the remainder of fiscal 1998, which planned expansion, if achieved, would place a further strain on the Company's resources and increase operating costs. The Company's ability to manage its staff and growth effectively will require it to continue to improve its operations, financial and management controls, reporting systems and procedures, to train, motivate and manage its employees and, as required, install new management information and control systems. There can be no assurance that the Company will implement improvements to such management information and control systems in an efficient and timely manner or that, if implemented, such improved systems will be adequate to support the Company's operations. Any inability of the Company to successfully manage future expansion, if any, could have a material adverse effect on the Company's business, financial condition or operating results.

  Dependence on Principal Product. License and service and maintenance revenues related to System ESS have represented a substantial majority of the Company's revenues in recent years and are expected to represent substantially all of the Company's revenues in the future. The Company's success depends on continued market acceptance of System ESS software and services as well as the Company's ability to introduce new versions of System ESS or other products to meet the evolving needs of its customers. There can be no assurance that System ESS will continue to achieve market acceptance or that the Company will introduce enhanced versions of System ESS on a timely basis, or at all, to meet the evolving needs of its customers. Any reduction in demand for System ESS, increased competition in the market for demand chain management software, technological change or other factors could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Services."

  Dependence on Emerging Market for Demand Chain Management Software. The Company currently derives, and is expected to continue to derive, substantially all of its revenues from licenses and services related to System ESS, a client/server demand chain management software product. Although demand for System ESS has grown in recent periods, the market for enterprise-wide management software in general, and for demand chain management software in particular, is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will continue to adopt System ESS. The Company has spent, and intends to continue to spend, considerable resources educating potential customers generally about demand chain management, about the need for order fulfillment software solutions and specifically about System ESS. However, there can be no assurance that such expenditures will enable System ESS to achieve any additional degree of market acceptance. If the demand chain management software market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Products and Services."

  Rapid Technological Change and Requirement for Frequent Product
Transitions. The market for the Company's products is characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the Company's existing products obsolete and unmarketable. As a result, the Company's success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new or enhanced products that keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. The System ESS client operates on UNIX, Windows 3.1, Windows 95 and Windows NT platforms. System ESS can currently operate on server platforms from Hewlett-Packard Corporation, IBM, Digital Equipment Corporation, Sun Microsystems, Inc. and Sequent Corporation running either UNIX or Windows NT operating systems. The Company continues to enhance System ESS to operate on such platforms in order to meet these customers' requirements. In April 1997, the Company introduced a new version of System ESS that operates on a Windows NT server platform, supports Internet-based electronic commerce through World Wide Web browsers and Java-based clients and supports seven languages in total. However, there can be no assurances that the Company will be successful in continuing to develop enhanced versions of System ESS or new products on a timely basis, or that such enhancements or new products, when introduced, will achieve market acceptance or will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business--Product Development."

  Risk of Software Defects. Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company has in the past released products with defects, discovered software errors in certain of its new versions after introduction and experienced delays or lost revenue during the period required to correct these errors. The Company regularly introduces new releases and periodically introduces new versions of System ESS. There can be no assurance that, despite testing by the Company and by its customers, defects and errors will not be found in existing products or in new products, releases, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, loss of or delay in market acceptance or require product changes, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Services."

  Product Liability. The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. The limitation of liability provisions contained in such license agreements may not be effective. The Company's products are generally used to manage data critical to large organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. A successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Services."

  Dependence on Proprietary Technology; Risks of Infringement. The Company's success depends, in part, upon the protection of its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and license arrangements to establish and protect its proprietary rights. As part of its confidentiality procedures, the Company licenses its software pursuant to signed license agreements that impose restrictions on the licensee's ability to utilize the software and generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy the Company's products or otherwise obtain and use the Company's proprietary technology without authorization. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Sweden. Accordingly, there can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate illegally the Company's products.

  The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers increasingly will be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Proprietary Rights."

  Exposure to Currency Fluctuations. A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent, the U.K. pound sterling and the Dutch guilder. The Company incurs a majority of its expenses in Swedish kronor, including nearly all of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The financial statements of the Company are translated from the functional currency of the operating subsidiaries into U.S. dollars, the Company's reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity. Fluctuations in the Swedish krona and other currencies relative to the U.S. dollar will effect period to period comparison of the Company's reported results of operations. Due to the constantly changing currency exposures and the volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. The Company does not currently undertake hedging transactions to cover its currency exposure, but the Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Possible Volatility of Stock Price. The market price for the Common Stock has in the past been and in the future could be subject to significant fluctuations in response to a number of factors, including the announcement of new products or product enhancements by the Company or its competitors, quarterly variations in the Company's results of operations or results of operations of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

  Control by Management and Current Stockholders; Indemnification of Officers and Directors. Following completion of this offering and the conversion of all of the outstanding shares of Class B Common Stock into Common Stock upon the completion of this offering, the Company's executive officers and directors, and their affiliates, in the aggregate, will own beneficially 60.4% of the Company's outstanding Common Stock. In particular, Warburg, Pincus Investors, L.P. ("Warburg") will own beneficially 46.6% of the Company's outstanding Common Stock. As a result, Warburg will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Warburg and the Company's officers and directors under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company, and making certain transactions more difficult or impossible absent the support of such stockholders, including proxy contests, mergers involving the Company, tender offers, open-market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for shares of Common Stock. The Company has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to the Company. See "Principal and Selling Stockholders."

  Effect of Certain Charter Provisions; Antitakeover Effects of the Company's Charter, Bylaws and Delaware Law. The Company's Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock and to determine the price, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law (the "GCL"), which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying, deferring or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock.

  Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of the Company's Common Stock in the public market following this offering could have an adverse effect on the trading price of the Company's Common Stock. Upon completion of this offering, the Company will have outstanding 31,759,514 shares of Common Stock, assuming no exercise of outstanding options or other issuances under employee stock plans following September 30, 1997. The Company, each of its directors and its executive officers and Warburg, who will beneficially own approximately 60.4% shares of Common Stock following the offering (assuming no exercise of the Underwriters' over-allotment option), have each agreed that, for a period ending on the 90th day after the date of this Prospectus, subject to certain exceptions, they will not, without the prior written consent of BT Alex. Brown Incorporated, sell, offer to sell, distribute, or otherwise dispose of any shares of Common Stock or any options, rights, or warrants with respect to any Common Stock. Following the expirations of such lock-up agreements, all of such shares will be eligible for immediate sale in the public market, subject in some cases to compliance with Rule 144 of the Securities Act. Furthermore, 17,877,268 shares of Common Stock held by certain stockholders will be entitled to certain registration rights. If such stockholders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sale of such shares could have a material adverse effect on the market price for the Company's Common Stock and could materially adversely effect the Company's ability to raise additional capital when or if required. See "Underwriting."

  Enforceability of U.S. Judgments against Non-U.S. Officers and Directors. A substantial portion of the Company's assets are located outside the United States. In addition, members of the Board of Directors of the Company and certain experts named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. There can be no assurance that United States investors will be able to enforce against the members of the Board of Directors or certain experts named herein who are residents of Sweden or countries other than the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Swedish court would impose civil liability on the members of the Board of Directors of the Company in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in Sweden against the Company or such members.

  Holding Company Structure. All of the operations of the Company are and will be conducted through direct and indirect subsidiaries. The Company's cash flow will depend upon the operating results and cash flow of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or otherwise. Applicable law in certain countries may limit the ability of a subsidiary to pay dividends in the absence of sufficient distributable reserves or for other reasons. None of the

Company's subsidiaries in Sweden, the United Kingdom, France, Germany, the Netherlands, Australia or the United States are subject to any current exchange controls. However, future exchange controls in these counties, or the existence of such controls in other countries in which the Company establishes subsidiaries could limit or restrict the ability of the Company to obtain loans, dividends or otherwise access financial resources in such subsidiary. In addition, the Company's subsidiaries may from time to time in the future become parties to financing arrangements which may contain limitations on the ability of such subsidiaries to pay dividends or to make loans or advances to the Company. In the event of any insolvency, bankruptcy or similar proceedings, creditors of the subsidiaries would generally be entitled to priority over the stockholders of the Company with respect to assets of the affected subsidiary. See "The Company" and "Dividend Policy."

  Significant Unallocated Net Proceeds. The Company has not yet identified specific uses for the net proceeds to be received by it from this offering, and pending such uses, the Company expects to invest such net proceeds in investment grade, short-term, interest-bearing debt securities. The Company will have discretion over the use and investment of such proceeds. See "Use of Proceeds."

                                  THE COMPANY

  The Company was incorporated in the State of Delaware in 1995 and conducts its business through its domestic and international subsidiaries. The Company's business was founded in 1967 and incorporated in Sweden as Industri-Matematik AB ("IMAB"). In May 1995, the then shareholders of IMAB exchanged all of their IMAB shares for shares of the Company's capital stock and IMAB became a wholly-owned subsidiary of the Company.

  Unless the context otherwise requires, references in this Prospectus to the "Company" refer to IMI, its predecessors and its subsidiaries. The Company's principal executive offices are located at Kungsgatan 12-14, Box 7733, 103 95 Stockholm, Sweden, telephone number (46) (8) 676-5000 and its principal U.S. office is located at Five Greentree Center, Suite 201, Marlton, New Jersey 08053, telephone number (1) (609) 988-3922.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock being offered by the Company will be approximately $66.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The principal purpose of this offering is to obtain additional working capital. The Company expects to use the net proceeds for working capital and general corporate purposes, including the expansion of its sales, support, service and marketing organizations. The Company may also use a portion of the net proceeds to fund acquisitions of complementary technologies, products or businesses, although there are no current agreements or negotiations with respect to any such transaction. Pending such uses, the Company currently plans to invest the net proceeds in investment grade, short-term, interest-bearing debt securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The Company believes that the net proceeds from this offering, together with its current cash balances, short-term investment balances, and cash flows generated from operations, if any, will be sufficient to satisfy the Company's working capital and capital expenditure requirements for at least the next 12 months. Any material acquisitions of complementary businesses, products or technologies could require the Company to obtain additional equity or debt financing.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock trades on Nasdaq under the symbol "IMIC." The following table sets forth for the periods indicated the high and low sale prices per share for the Company's Common Stock as reported by Nasdaq.

                                                                    HIGH   LOW
                                                                   ------ ------
FISCAL YEAR ENDED APRIL 30, 1997
 Second Quarter (from September 25, 1996)......................... 13 1/8  9 1/4
 Third Quarter.................................................... 13 1/4  7 1/8
 Fourth Quarter...................................................  9 3/4  5 7/8
FISCAL YEAR ENDED APRIL 30, 1998
 First Quarter.................................................... 17 3/8  8 7/8
 Second Quarter (through October 30, 1997)........................ 29 5/8 11 3/8

  On October 30, 1997, the closing sale price for the Common Stock as reported by Nasdaq was $22.88 per share.

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. It is the present intention of the Company to retain any future earnings to provide funds for the operation and expansion of its business. The Swedish Company Act imposes certain limitations on the ability of IMAB to pay dividends to the Company. See "Risk Factors--Holding Company Structure."

                                CAPITALIZATION

  The following table sets forth as of July 31, 1997 (i) the actual capitalization of the Company, and (ii) the capitalization of the Company as adjusted to reflect the sale of the 3,500,000 shares of Common Stock offered by the Company hereby at a public offering price of $20.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the conversion of all of the outstanding shares of Class B Common Stock into Common Stock upon the closing of this offering. See "Use of Proceeds."

                                                           JULY 31, 1997
                                                       ---------------------
                                                       ACTUAL   AS ADJUSTED
                                                       -------  -----------
                                                         (IN THOUSANDS)
Current portion of capital lease obligations.......... $   461   $    461
                                                       =======   ========
Capital lease obligations, less current portion....... $   420   $    420
Stockholders' equity:
  Preferred Stock; $.01 par value; 15,000,000 shares
   authorized; none issued and outstanding (actual and
   as adjusted) ......................................     --         --
  Common Stock; voting, $.01 par value; 62,500,000
   shares authorized; 15,803,317 shares issued and
   outstanding (actual); 31,391,517 shares issued and
   outstanding (as adjusted) (1)......................     158        314
  Class B Common Stock; non-voting, $.01 par value;
   12,500,000 shares authorized; 12,088,200 shares
   issued and outstanding (actual); none issued and
   outstanding (as adjusted)..........................     121        --
Additional paid-in-capital............................  43,923    110,226
Accumulated deficit...................................  (3,476)    (3,476)
Cumulative translation adjustment.....................  (2,414)    (2,414)
Notes receivable from stockholders....................  (2,314)    (2,314)
                                                       -------   --------
    Total stockholders' equity .......................  35,998    102,336
                                                       -------   --------
      Total capitalization ........................... $36,418   $102,756
                                                       =======   ========

--------
(1) Excludes 985,828 shares of Common Stock issuable upon the exercise of stock options outstanding as of September 30, 1997, at a weighted average exercise price of $5.93 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto, incorporated by reference herein, and the other financial information included elsewhere in this Prospectus. The statement of operations for the years ended April 30, 1995, 1996, and 1997 and the balance sheet data at April 30, 1995, 1996, and 1997 are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, incorporated by reference herein, which have been audited by Ohrlings Coopers & Lybrand AB, independent auditors. The consolidated statement of operations data for the three-month periods ended July 31, 1996 and 1997 and the consolidated balance sheet data at July 31, 1997 are derived from unaudited condensed consolidated financial statements that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein.

                                                            THREE MONTHS
                                 YEAR ENDED APRIL 30,      ENDED JULY 31,
                                -------------------------  ----------------
                                 1995     1996     1997     1996     1997
                                -------  -------  -------  -------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OP-
 ERATIONS DATA:
 Revenues:                                                   (UNAUDITED)
  Licenses....................  $10,661  $15,474  $26,147  $ 2,296  $ 5,791
  Services and maintenance....   14,543   23,103   31,747    6,779    9,784
  Other.......................    2,540    1,432    1,718      142      131
                                -------  -------  -------  -------  -------
    Total revenues............   27,744   40,009   59,612    9,217   15,706
 Cost of revenues:
  Licenses....................    2,172    2,717    1,540      100       88
  Services and maintenance....   12,424   16,813   22,871    5,078    7,495
  Other.......................    2,252      947    1,001       96       85
                                -------  -------  -------  -------  -------
    Total cost of revenues....   16,848   20,477   25,412    5,274    7,668
                                -------  -------  -------  -------  -------
    Gross profit..............   10,896   19,532   34,200    3,943    8,038
 Operating expenses:
  Product development.........    7,009    6,822    9,935    1,956    2,516
  Sales and marketing.........    5,720    7,746   14,997    2,593    3,720
  General and administrative..    4,192    3,579    4,399      986    1,390
                                -------  -------  -------  -------  -------
    Total operating expenses..   16,921   18,147   29,331    5,535    7,626
                                -------  -------  -------  -------  -------
 Income (loss) from
  operations..................   (6,025)   1,385    4,869   (1,592)     412
 Other income (expense):
  Interest income.............       15       13      643       13      240
  Interest expense............     (689)    (744)    (253)    (127)     (15)
  Miscellaneous income
   (expense)..................     (384)     (12)     (21)     (63)     (65)
                                -------  -------  -------  -------  -------
 Income (loss) from continuing
  operations before income
  taxes.......................   (7,083)     642    5,238   (1,769)     572
 Provision (benefit) for
  income taxes................     (941)    (781)    (190)    (705)     (58)
                                -------  -------  -------  -------  -------
 Income (loss) from continuing
  operations..................   (6,142)   1,423    5,428   (1,064)     630
 Income (loss) from
  discontinued operations.....     (246)     327      374        2      --
 Gain on sale of discontinued
  operations (net of income
  tax of $372,000)(1).........      --       --     1,100      --       --
                                -------  -------  -------  -------  -------
 Net income (loss)............  $(6,388) $ 1,750  $ 6,902  $(1,062) $   630
                                =======  =======  =======  =======  =======
 Pro forma net income (loss)
  per share data(2):
 Income (loss) from continuing
  operations..................           $  0.06  $  0.20  $ (0.04) $  0.02
 Income from discontinued
  operations..................              0.01     0.01      --       --
 Gain on sale of discontinued
  operations..................               --      0.04      --       --
                                         -------  -------  -------  -------
 Pro forma net income (loss)
  per share...................           $  0.07  $  0.25  $ (0.04) $  0.02
                                         =======  =======  =======  =======
 Pro forma shares used in per
  share calculation...........            25,223   28,063   24,502   28,446
                                         =======  =======  =======  =======
                                       APRIL 30,
                                -------------------------
                                 1995     1996     1997     JULY 31, 1997
                                -------  -------  -------  ----------------
                                         (IN THOUSANDS)
                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DA-
 TA:
 Cash and cash equivalents....  $   160  $   558  $ 9,023           $16,661
 Short-term investments.......      --       --     9,952             9,888
 Working capital..............   (3,478)  (1,364)  30,831            31,826
 Total assets.................   15,508   21,324   50,963            50,481
 Capital lease obligations,
  less current portion........      267      624      554               420
 Total stockholders' equity...   (2,097)     502   34,754            35,998

--------
(1) During the fiscal year ended April 30, 1997, the Company sold all of its interest in Pargon AB. The gain recognized on the sale represents the excess of the sales price over the Company's book basis.
(2) For the years ended April 30, 1996 and 1997 and the three months ended July 31, 1996 and 1997, pro forma net income per share was based upon the weighted average number of common and common stock equivalents outstanding during the period, computed in accordance with the treasury stock method. Historical net income (loss) per share data for the year ended April 30, 1995 has not been presented as such information is not considered to be relevant or meaningful.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth below and under "Risk Factors" and "Business," as well as in the Prospectus generally, including the documents incorporated by reference herein. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

OVERVIEW

  IMI develops, markets and supports software that enables manufacturers, distributors, wholesalers and retailers to more effectively fulfill their customers' orders. The Company was founded in 1967 as a custom software development and consulting services organization. The Company developed and delivered its first distribution logistics software in 1974, its first UNIX-based version in 1984, and its first Oracle-based client/server version in 1991. In 1993, the Company introduced its current generation product, System ESS, which was designed to meet the needs of multinational manufacturers, distributors, wholesalers and retailers. Since that time, the Company's operating expenses have increased substantially as the Company has made significant investments in sales and marketing, customer support, and product development related to System ESS. As a result of these investments, greater market acceptance of System ESS and expansion of its business internationally, the Company's revenues have grown in recent years, increasing from $27.7 million in fiscal 1995 to $59.6 million in fiscal 1997. Although the Company has been profitable in its two most recent fiscal years and the three months ended July 31, 1997, there can be no assurance that the Company will sustain profitability on a quarterly or annual basis in the future.

  Substantially all of the Company's revenues in the last three years has been attributable to license fees and related services, including software maintenance and support, implementation, consulting, and training. Recently, the Company has experienced an increase in license revenues as a percentage of total revenues due to an increase in individual licenses of System ESS to multinational manufacturers, distributors, wholesalers and retailers. The Company expects that license and services revenues related to System ESS will continue to constitute predominantly all of the Company's revenues in the foreseeable future. License revenues are recognized upon the signing of the license agreement and shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Annual maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the maintenance agreement. Revenues from implementation, training, and consulting services, which are typically billed on a time and materials basis, are recognized when the relevant services are performed. The Company recognized revenues, in all periods presented, in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition."

  The Company has expanded its operations in all major geographic markets, with a significant portion of its revenue growth occurring in the United States. The following table illustrates the Company's revenues for the last three fiscal years by customer location:

                                                          YEAR ENDED APRIL 30,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
United States........................................... $ 8,550 $18,212 $29,767
Europe..................................................  19,194  19,846  23,853
Asia/Pacific............................................     --    1,951   5,992
                                                         ------- ------- -------
  Total................................................. $27,744 $40,009 $59,612
                                                         ======= ======= =======

  The Company plans to increase expenditures in order to fund the continued expansion of its worldwide operations, including greater levels of product development and larger and more geographically dispersed sales, support, service, and marketing organizations. Although the Company believes such expenditures will ultimately improve the Company's operating results, to the extent such expenditures are incurred and revenues do not correspondingly increase, the Company's operating results will be materially adversely affected. Future operating results will depend on many factors, including the growth of the demand chain management software market, market acceptance of System ESS or enhanced versions thereof, competition, the success of the Company's expansion of its sales, support, service, and marketing organizations, general economic conditions, and other factors.

  A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent, the U.K. pound sterling and the Dutch guilder. The Company incurs a majority of its expenses in Swedish kronor, including nearly all of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The financial statements of the Company are translated from the functional currency of the operating subsidiaries into U.S. dollars, the Company's reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity. Fluctuations in the Swedish krona and other currencies relative to the U.S. dollar will affect period to period comparison of the Company's reported results of operations. Due to the constantly changing currency exposures and the volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. The Company does not currently undertake hedging transactions to cover its currency exposure, but the Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate.

RESULTS OF OPERATIONS

  For the fiscal periods indicated, the following table sets forth the percentage of total revenues represented by certain items reflected in the Company's consolidated statements of operations:

                                                                 THREE MONTHS
                                                                  ENDED JULY
                                        YEAR ENDED APRIL 30,         31,
                                        -----------------------  -------------
                                         1995     1996    1997    1996   1997
                                        ------   ------  ------  ------  -----
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Licenses.............................   38.4%    38.7%   43.9%   24.9%  36.9%
  Services and maintenance.............   52.4     57.7    53.2    73.6   62.3
  Other................................    9.2      3.6     2.9     1.5    0.8
                                        ------   ------  ------  ------  -----
    Total revenues.....................  100.0    100.0   100.0   100.0  100.0
                                        ------   ------  ------  ------  -----
Cost of revenues:
  Licenses.............................    7.8      6.8     2.6     1.1    0.6
  Services and maintenance.............   44.8     42.0    38.3    55.1   47.7
  Other................................    8.1      2.4     1.7     1.0    0.5
                                        ------   ------  ------  ------  -----
    Total cost of revenues.............   60.7     51.2    42.6    57.2   48.8
                                        ------   ------  ------  ------  -----
    Gross profit.......................   39.3     48.8    57.4    42.8   51.2
                                        ------   ------  ------  ------  -----
Operating expenses:
  Product development..................   25.3     17.1    16.7    21.2   16.0
  Sales and marketing..................   20.6     19.4    25.1    28.1   23.7
  General and administrative...........   15.1      8.9     7.4    10.7    8.9
                                        ------   ------  ------  ------  -----
    Total operating expenses...........   61.0     45.4    49.2    60.0   48.6
Income (loss) from operations..........  (21.7)     3.4     8.2   (17.2)   2.6
Other income (expense):
  Interest income......................    0.1      --      1.1     0.1    1.5
  Interest expense.....................   (2.5)    (1.9)   (0.4)   (1.4)  (0.1)
  Miscellaneous income (expense).......   (1.4)     --      --     (0.7)  (0.4)
                                        ------   ------  ------  ------  -----
Income (loss) from continuing opera-
 tions before income taxes.............  (25.5)     1.5     8.9   (19.2)   3.6
Provision (benefit) for income taxes...   (3.4)    (2.0)   (0.3)  (7.7)   (0.4)
                                        ------   ------  ------  ------  -----
Income (loss) from continuing opera-
 tions.................................  (22.1)     3.5     9.2   (11.5)   4.0
Income (loss) from discontinued opera-
 tions.................................   (0.9)     0.8     0.6     0.0    --
Gain on sale of discontinued opera-
 tions.................................    --       --      1.8     --     --
                                        ------   ------  ------  ------  -----
Net income (loss)......................  (23.0)%    4.3%   11.6% (11.5)%   4.0%
                                        ======   ======  ======  ======  =====

QUARTERLY FINANCIAL RESULTS

  The following table sets forth unaudited consolidated statement of operations data for each of the quarters in the fiscal years ended April 30, 1996 and 1997 and the quarter ended July 31, 1997. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company, have been prepared on a basis consistent with the Consolidated Financial Statements incorporated by reference herein, and includes all adjustments necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and the Notes thereto, incorporated by reference herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                            THREE MONTHS ENDED
                                            --------------------------------------------------------------------------------------
                                            JULY 31,  OCT. 31,  JAN. 31,  APRIL 30, JULY 31,  OCT. 31, JAN. 31, APRIL 30, JULY 31,
                                              1995      1995      1996      1996      1996      1996     1997     1997      1997
                                            --------  --------  --------  --------- --------  -------- -------- --------- --------
                                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
 Licenses..........................         $    197  $ 1,536   $ 6,258    $ 7,483  $ 2,296    $4,836   $7,501   $11,514   $5,791
 Services and maintenance..........            4,272    5,770     6,149      6,912    6,779     7,875    7,781     9,312    9,784
 Other.............................              256      506       396        274      142       793      329       454      131
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
  Total revenues...................            4,725    7,812    12,803     14,669    9,217    13,504   15,611    21,280   15,706
Cost of revenues:
 Licenses..........................                3      152     1,016      1,546      100       653      294       493       88
 Services and maintenance..........            3,579    3,908     4,029      5,297    5,078     5,741    5,691     6,361    7,495
 Other.............................              204      369       220        154       96       404      245       256       85
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
  Total cost of revenues...........            3,786    4,429     5,265      6,997    5,274     6,798    6,230     7,110    7,668
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
  Gross profit.....................              939    3,383     7,538      7,672    3,943     6,706    9,381    14,170    8,038
Operating expenses:
 Product development...............            1,368    1,557     1,716      2,181    1,956     2,624    2,420     2,935    2,516
 Sales and marketing...............            1,385    1,629     2,121      2,611    2,593     2,782    4,162     5,460    3,720
 General and administrative........              828      907       886        958      986     1,084    1,108     1,221    1,390
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
  Total operating expenses.........            3,581    4,093     4,723      5,750    5,535     6,490    7,690     9,616    7,626
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
Income (loss) from operations......           (2,642)    (710)    2,815      1,922   (1,592)      216    1,691     4,554      412
Other income (expense):
 Interest income...................                4      --          5          4       13        88      223       319      240
 Interest expense..................             (189)    (196)     (188)      (171)    (127)     (103)     --        (23)     (15)
 Miscellaneous income (expense)....              (16)     258      (259)         5      (63)     (104)     167       (21)     (65)
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
Income (loss) from continuing
 operations before income taxes....           (2,843)    (648)    2,373      1,760   (1,769)       97    2,081     4,829      572
Provision (benefit) for income
 taxes.............................             (564)    (301)       62         22     (705)      (87)    (120)      722      (58)
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
Income (loss) from continuing
 operations........................           (2,279)    (347)    2,311      1,738   (1,064)      184    2,201     4,107      630
Income (loss) from discontinued
 operations........................              (78)     134       189         82        2       365        7       --       --
Gain on sale of discontinued
 operations........................              --       --        --         --       --        --     1,100       --       --
                                            --------  -------   -------    -------  -------    ------   ------   -------   ------
Net income (loss)..................         $ (2,357) $  (213)  $ 2,500    $ 1,820  $(1,062)     $549   $3,308   $ 4,107   $  630
                                            ========  =======   =======    =======  =======    ======   ======   =======   ======

  The following table sets forth, as a percentage of total revenues, certain line items in the Company's consolidated statement of operations for the periods indicated:

                                                          THREE MONTHS ENDED
                          -------------------------------------------------------------------------------------
                          JULY 31,  OCT. 31,  JAN. 31, APRIL 30, JULY 31,  OCT. 31, JAN. 31, APRIL 30, JULY 31,
                            1995      1995      1996     1996      1996      1996     1997     1997      1997
                          --------  --------  -------- --------- --------  -------- -------- --------- --------
Revenues:
 Licenses...............     4.2%     19.7%     48.9%     51.0%    24.9%     35.8%    48.1%     54.1%    36.9%
 Services and
  maintenance...........    90.4      73.8      48.0      47.1     73.6      58.3     49.8      43.8     62.3
 Other .................     5.4       6.5       3.1       1.9      1.5       5.9      2.1       2.1      0.8
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
  Total revenues........   100.0     100.0     100.0     100.0    100.0     100.0    100.0     100.0    100.0
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
Cost of revenues:
 Licenses...............     0.1       1.9       7.9      10.5      1.1       4.8      1.9       2.3      0.6
 Services and
  maintenance...........    75.7      50.0      31.5      36.2     55.1      42.5     36.4      29.9     47.7
 Other..................     4.3       4.8       1.7       1.0      1.0       3.0      1.6       1.2      0.5
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
  Total cost of
   revenues.............    80.1      56.7      41.1      47.7     57.2      50.3     39.9      33.4     48.8
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
  Gross profit..........    19.9      43.3      58.9      52.3     42.8      49.7     60.1      66.6     51.2
Operating expenses:
 Product development....    28.9      19.9      13.4      14.9     21.2      19.4     15.5      13.8     16.0
 Sales and marketing....    29.4      20.9      16.6      17.8     28.1      20.6     26.7      25.7     23.7
 General and
  administrative........    17.5      11.6       6.9       6.5     10.7       8.0      7.1       5.7      8.9
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
  Total operating
   expenses.............    75.8      52.4      36.9      39.2     60.0      48.0     49.3      45.2     48.6
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
Income (loss) from
 operations.............   (55.9)     (9.1)     22.0      13.1    (17.2)      1.7     10.8      21.4      2.6
Other income (expense):
 Interest income........     0.1       --        --        --       0.1       0.7      1.4       1.5      1.5
 Interest expense.......    (4.0)     (2.5)     (1.5)     (1.1)    (1.4)     (0.8)     --       (0.1)    (0.1)
 Miscellaneous income
  (expense).............    (0.4)      3.3      (2.0)      --      (0.7)     (0.8)     1.1      (0.1)    (0.4)
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
Income (loss) from
 continuing operations
 before income taxes....   (60.2)     (8.3)     18.5      12.0    (19.2)      0.8     13.3      22.7      3.6
Provision (benefit) for
 income taxes...........   (12.0)     (3.9)      0.4       0.1     (7.7)     (0.6)    (0.8)      3.4     (0.4)
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
Income (loss) from
 continuing operations..   (48.2)     (4.4)     18.1      11.9    (11.5)      1.4     14.1      19.3      4.0
Income (loss) from
 discontinued
 operations.............    (1.7)      1.7       1.4       0.5      --        2.7      --        --       --
Gain on sale of
 discontinued
 operations.............     --        --        --        --       --        --       7.1       --       --
                           -----     -----     -----     -----    -----     -----    -----     -----    -----
Net income (loss).......   (49.9)%    (2.7)%    19.5%     12.4%   (11.5)%     4.1%    21.2%     19.3%     4.0%
                           =====     =====     =====     =====    =====     =====    =====     =====    =====

  The Company's quarterly operating results are subject to certain seasonal fluctuations. The Company's revenues, particularly its license revenues, are typically strongest in its third and fourth fiscal quarters ended January 31 and April 30, respectively, and weakest in its first and second fiscal quarters ended July 31 and October 31, respectively. The Company's revenues and operating results in its third fiscal quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting rules, while revenues and operating results in its fourth fiscal quarter typically benefit from the efforts of the Company's sales force to meet fiscal year-end sales quotas. Like many application software vendors with large average order sizes, the Company's revenues and operating results are typically lower in its first and second fiscal quarters, as the Company's sales force initiates sales activity directed to achieving fiscal year-end goals. In addition, the Company's first and second fiscal quarters include the months of July and August, when both sales and billable customer services activity, as well as customer purchase decisions, are reduced, particularly in Europe, due to summer vacation schedules. As a result of these seasonal factors, the Company historically has experienced operating losses in its first and/or second fiscal quarters and could experience operating losses in such quarters in the future.

  The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders for the Company's products; the lengthy sales and implementation cycle for the Company's products and delays in the implementation process; the Company's success in expanding its sales, support, service and marketing organizations; the ability of the Company to establish and maintain relationships with third party implementation providers; introduction or enhancement of products by the Company or its competitors; changes in pricing policy of the Company or its competitors; increased competition; technological changes in computer systems and environments; the ability of the Company to timely develop, introduce and market new products and new versions of existing products; quality control of products sold; market readiness to deploy demand chain management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenues; customer order deferrals in anticipation of new products and product enhancements; personnel changes; the structure and timing of future acquisitions, if any; fluctuations in foreign currency exchange rates; mix of license and service and maintenance revenues sold and general economic conditions. Because a significant portion of the Company's revenues has been, and the Company believes will continue to be, derived from large orders, the timing of orders and their fulfillment has caused, and is expected to continue to cause, material fluctuations in the Company's operating results, particularly on a quarterly basis. In addition, the Company intends to continue to expand its direct sales force and consulting services organization, and the timing of such expansion and the rate at which new sales and consulting personnel become productive could also cause material fluctuations in the Company's quarterly operating results. As a result of these and other factors, the Company believes that period-to-period quarterly comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  Because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfulfilled orders. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter and cannot be predicted with any degree of certainty. The Company has historically recognized a significant portion of license revenues in the last two weeks of a quarter. Any significant shortfall of license revenues in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. Due to the foregoing factors, it is possible that in future periods the Company's revenues, and thus its operating results, may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "Risk Factors--Significant Fluctuations in Quarterly Operating Results and Seasonality."

                                   BUSINESS

  IMI develops, markets and supports software that enables manufacturers, distributors, wholesalers and retailers to more effectively fulfill their customers' orders. The Company's demand chain management solution, System ESS, provides the execution of multiple order fulfillment processes, including order management, distribution management, inventory replenishment and demand planning. System ESS has been designed specifically to meet the complex and high-volume demand chain management requirements of large manufacturers, distributors, wholesalers and retailers in the consumer packaged goods industry, enabling them to better match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics/distribution costs. System ESS allows customers to leverage the value of their existing systems by integrating with legacy and new client/server manufacturing, planning, and financial information systems. Current customers of IMI include Black & Decker, British Airways, Campbell Soup, Canon U.S.A., Estee Lauder, GE Plastics, Hartz Mountain, Kellogg, NIKE, Pioneer Standard Electronics, ProSource Distribution Services, Skyway Freight Systems, Starbucks and Unisys.

INDUSTRY BACKGROUND

  In recent years, there has been a fundamental shift in market power from manufacturers and distributors to retailers and consumers. This shift has resulted from the convergence of a number of trends, including the rapid proliferation in the number and variety of product offerings, shorter product life cycles, the emergence of more informed and demanding consumers, and the evolution of the retailing industry from local stores to large national and regional chains of department stores, "superstores" and specialty category stores. These trends have continued to change the way manufacturers, distributors and wholesalers must conduct their businesses to compete effectively. Historically, manufacturers dictated the terms of trade with retailers and consumers and, consequently, organized their businesses primarily to increase manufacturing efficiency and output. Today, customers increasingly are choosing suppliers based on their ability to match product flow to actual customer demand. As a result, manufacturers and distributors are reorganizing their businesses to focus on satisfying customer demand through effective order fulfillment.

  Effective order fulfillment is a complex logistics challenge, requiring manufacturers and distributors to manage broadening product portfolios, multinational distribution, reduced delivery response times, frequent and customer-specific product promotions, lower inventory levels, rapidly changing consumer behavior, and more complex manufacturing strategies, involving global sourcing and assembly from a network of internal and outsourced manufacturers and suppliers. To compete more effectively, manufacturers, distributors, wholesalers and retailers must synchronize their internal planning and execution functions with external participants in the demand chain, including consumers, retailers, distributors, manufacturing subcontractors and suppliers. The efficient management and operation of this "virtual enterprise" requires capturing information from customer orders--most effectively by using electronic commerce to facilitate communication to and from customers--and delivering it to support manufacturing resource planning ("MRP"), financial reporting and decision support systems. Managing the flow of this complex order information is critical to monitoring such variables as product profitability across customers and geographies, planning the timing and impact of promotional activities, and meeting demand on a customer-by-customer and product-by-product basis.

  In order to cope with the logistics challenges of delivering the right product to the right location at the right time and at the right price, manufacturers, distributors, wholesalers and retailers, as well as industry consultants and enterprise application software vendors, have in recent years emphasized the need to integrate and more effectively manage what is commonly known as the "supply chain." The supply chain refers to the movement of products from raw material suppliers to manufacturers, to distributors, to wholesalers, to retailers, and ultimately to consumers. In an attempt to achieve the effective integration and management of their supply chains, many companies began to replace their legacy manufacturing and distribution systems with client/server ERP systems which support MRP, financial reporting, and some degree of logistics management functionality. These software solutions traditionally focus on manufacturing efficiency and financial reporting.

  Existing ERP systems tend to focus on supply chain management from a manufacturer-centric, or supply-driven, point of view and, in attempting to meet the changing requirements of today's customer-centric or demand-driven environment, fail to achieve many of the following fundamental strategic objectives for manufacturers, distributors, wholesalers and retailers:

  Automating the Order Fulfillment Process. A high level of system functionality is required for effective fulfillment of orders placed by hundreds or thousands of customers regarding specialized products under differing promotional and packaging schemes. Typically, integrated ERP systems are not optimized to meet these complex needs, leading to delayed shipments or added administrative costs. In particular, existing ERP systems typically cannot disaggregate large orders into their individual components, or "order lines."

  Management of a Heterogeneous Customer Base. As market power has shifted to retailers and consumers, manufacturers, distributors and wholesalers now are forced to accommodate highly specific customer order fulfillment procedures and other requirements that are dictated by the retailer or consumer. Integrated ERP systems have been designed to maximize the output efficiency of the manufacturer and supplier and typically lack the capabilities necessary to track customer demand and respond efficiently to highly variable order requirements.

  Scalability. The volume and complexity of customer orders necessitates a highly scalable order fulfillment solution. The Company believes that the leading integrated ERP systems do not meet the transaction volume requirements of many manufacturers, distributors and wholesalers, which can require a solution capable of efficiently processing in excess of 10 million complex order lines per year.

  Globalized Logistics. Worldwide enterprises must manage their businesses across multiple legal entities, in multiple currencies and multiple languages, with product sourcing from a variety of physical locations, including company-owned manufacturing facilities and warehouses, public warehouses and third-party suppliers. In order to support logistics across this type of global network, ERP systems typically require redundant systems in multiple locations.

  Adaptability for Electronic Commerce. The virtual enterprise concept can only be implemented successfully if there is compatibility between internal and external information systems. Increasingly, electronic data interchange ("EDI") and other modes of electronic communication, such as the Internet, may provide links between an enterprise and its customers and suppliers.

  Timely Implementation. The order fulfillment process is a complex and mission-critical application. Companies require high-performance functionality 24 hours per day, seven days per week. Many buyers of ERP systems have spent years, and considerable resources, attempting to implement a client/server solution without significant success.

THE IMI SOLUTION

  IMI develops, markets and supports software that enables manufacturers, distributors, wholesalers and retailers to more effectively fulfill their customers' orders. The Company believes demand chain management is the next stage in the evolution of logistics management, linking the various elements of the supply chain from a customer-centric or demand-driven perspective. System ESS has been designed specifically for the sophisticated order fulfillment requirements of manufacturers, distributors, wholesalers and retailers, enabling them to match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics/distribution costs. The key strengths of System ESS include the following:

  Order Line Independence. System ESS was designed to allow the automation and tracking of complex orders by treating each line of an order independently. This "order line independence" allows a customer order to be serviced automatically by any number of sales organizations, from any number of dispersed inventory locations, for any number of customer destinations. Moreover, order line independence allows the individual order lines in a customer order to be fulfilled simultaneously or sequentially. With System ESS, a customer can place a single order that mixes supply modes, shipping dates and destinations, pricing structures, discount schedules, special promotions, and terms of payment. In addition, System ESS enables companies to automate the order fulfillment process, reducing order cycle time and administrative costs, and presents information in a form which is optimized for detailed measurement and planning.

  Customer-driven Software Architecture. Each business process function within System ESS is highly flexible, accommodating a heterogeneous mix of customer attributes, including pricing structures, delivery methods, order placement and billing procedures, and promotional activities. Robust customer definition processes in System ESS enable companies to manage diverse customer accounts efficiently and deliver tailored services for maximum customer satisfaction.

  Scalability. System ESS is based on a three-tier distributed architecture that provides for enterprise-wide scalability. System ESS has been scaled in some implementations to manage 700 or more simultaneous users. Its efficient use of distributed computing also has enabled System ESS to execute and manage over 15 million complex order lines annually. The Company believes that the current version of System ESS is capable of executing substantially higher volumes without significant loss of efficiency.

  Globalized Logistics. System ESS enables companies to manage more efficiently the complexities of global sales and distribution from a single enterprise database. System ESS allows a company to implement a system for customer order fulfillment on a global basis, while maintaining business structure flexibility with respect to order execution procedures, such as warehousing and distribution. Moreover, the functionality of System ESS supports the complexities of cross-border transactions, such as multiple currencies, import/export laws and documentation requirements.

  Integration with Complementary Products and Technologies. System ESS has been designed specifically to maximize the value of existing and new complementary systems performing manufacturing, finance or decision support functions as well as to integrate with EDI systems to facilitate electronic commerce with customers and suppliers. System ESS currently uses the Oracle relational database management system as its database server and supports the leading UNIX-based and Windows NT servers as well as Windows clients. System ESS has been designed to allow customers the freedom to choose the most functional and advanced component applications for creating complete, robust enterprise business systems.

  Timely Implementation. The Company has designed its product and service offerings to enable customers to configure and implement the Company's software solution on a timely basis, thereby reducing costs and increasing the customer's return on investment. System ESS implementation assistance is provided for customers through the Company's existing service organization and from leading systems integrators.

STRATEGY

  The Company's objective is to be the leading global supplier of demand chain management software solutions to manufacturers, distributors, wholesalers and retailers. The key elements of IMI's strategy to achieve this leading position are as follows:

  Target Vertical Markets. The Company has to date focused its marketing, sales and product development efforts towards establishing quality reference customers in specific vertical markets, particularly the consumer packaged goods market and the high-volume wholesale distribution industry. The Company is increasingly targeting other vertical markets which are characterized by a need for highly flexible solutions that can support large and complex transaction volumes, including the consumer durables, business equipment, medical, automotive and industrial products sectors.

  Expand Sales, Support, Service and Marketing Organizations. IMI currently sells and supports System ESS through direct sales and support organizations in North America, Europe and Asia/Pacific. IMI plans to continue to invest significantly in expanding its sales, support, service and marketing organizations in such geographic regions. As IMI increasingly targets large, multinational customers and as existing customers migrate their System ESS installations to other divisions internationally, the Company intends to continue to expand its sales and support organizations to provide such services on a worldwide basis. The Company opened sales and support offices in Australia, Germany and the Netherlands in fiscal 1997 and in France in October 1997. The Company now provides 24 hour, seven days per week support through telephone and electronic mail.

  Expand Usage Within Existing Customer Base. A substantial majority of the Company's customers are large multinational enterprises that initially have licensed System ESS for use within one or more specific divisions or geographic regions. IMI believes that a significant opportunity exists within its established customer base to expand usage of its software by licensing new sites and additional users.

  Enhance Core Product Functionality. The Company intends to continue to focus its product development resources on the development and enhancement of demand chain management software solutions. IMI has over 20 years of experience in developing logistics management software. The Company intends to continue to increase product functionality through both in-house development and selected acquisitions.

  Integrate with Complementary Products. The Company believes that the ability to offer a software product that can integrate seamlessly with selected third party components to provide a comprehensive solution tailored for a particular vertical market is a key competitive advantage. The Company intends to continue to integrate System ESS with complementary planning, manufacturing, finance and decision support systems developed by others. Partnership agreements have been signed with Oracle, Business Objects S.A., Frontec AMT AB and i2 Technologies Inc.

  Establish Partnerships to Leverage Third Party Strengths. In addition to its direct sales and support organizations, the Company has and will continue to establish partnerships with third parties to assist the Company in developing customer relationships and in successfully customizing and implementing System ESS. In connection with specific implementations, the Company has partnered with Andersen Consulting, Computer Sciences Corporation, IBM and MCI Systemhouse in the United States, and Cap Gemini and ECsoft Group in Europe.

PRODUCTS AND SERVICES

  IMI provides a solution for developing demand chain management systems:
System ESS, a client/server integrated order fulfillment system and a set of robust development tools. In addition, the Company and its third party systems integrator partners provide a complete range of customer services, including implementation, training, consulting and maintenance.

SYSTEM ESS

  System ESS is an open systems, client/server demand chain management solution that provides full capabilities for managing and executing the entire order fulfillment process, including order management, distribution management, inventory replenishment, price and promotion, demand chain monitoring, global organization management, electronic commerce and decision support. System ESS can currently operate on server platforms from Hewlett-Packard Corporation, IBM, Digital Equipment Corporation, Sun Microsystems, Inc. and Sequent Corporation which run under either UNIX or Windows NT operating systems. In April 1997, the Company introduced a new version of System ESS that operates on a Windows NT server platform, supports Internet-based electronic commerce through World Wide Web browsers and Java based clients and supports seven languages in total. System ESS makes full use of relational database technology, storing each field in its own column, using descriptive column names and identifying primary key/foreign key relations. Because System ESS makes optimal use of relational database technology, additional third party tools and complementary applications are easily integrated with System ESS.

  At the time System ESS is delivered to a client and installed on a customer's system, System ESS is fully capable, without additional modification, of providing the functionality described below. In general, relatively little modification to, or customization of, the standard System ESS software is required in order for the software to meet the basic functionality requirements of individual customers. Customers requiring additional functionality may enter into a services agreement with the Company or a third party, which is typically performed on a time and materials basis.

  System ESS solution components include:

  Order Management. System ESS performs the core customer interaction functions, including customer order receipt, validation, pricing and invoicing. The order management process initiates and concludes the entire integrated order fulfillment process and enables users to monitor, troubleshoot and proactively expedite order exceptions throughout the order cycle. System ESS flexibly manages a diverse set of order types, including standard orders, samples, templates, export, assemble to order, stock transfers and quotes.

  Distribution Management. System ESS manages the transactional processes involving inbound and outbound product movement. The distribution management process defines the configuration and interaction of all components in the distribution network, such as warehouses and finished goods. Through tight integration with order management and sophisticated product reservation/allocation methods, System ESS distribution management enables companies to efficiently manage the logistics of fulfilling a customer order. In addition to a comprehensive outbound (pick-pack-ship) and inbound (finished goods receipt and putaway) logistics solution, System ESS provides a solution for customer returns, cross-docking, cycle count/physical inventory, and transportation scheduling.

  Inventory Replenishment. System ESS performs detailed inventory management functions involving the sourcing and replenishment of goods in the distribution network. System ESS establishes a "pull-driven" environment which optimizes inventory levels and shipment of goods to match customer needs on a timely basis. Its inventory and replenishment features are tightly integrated with the order management process, synchronizing inventory replenishment with customer demand. The System ESS inventory replenishment process integrates with the physical logistics process to automatically trigger and execute stock transfers throughout the distribution network, and replenishment orders and drop shipments from outside suppliers. Inventory replenishment also supports vendor managed inventory and continuous replenishment programs.

  Price and Promotion. System ESS administers and executes a significant number of product pricing and promotion strategies. Specifically, the System ESS price management process manages the product price list according to geography, customer classification or other user-defined parameters, as well as executing and tracking a wide variety of product discounts, surcharges, accruals and rebates. System ESS automates business-critical promotion transactions among manufacturers, field sales organizations and customers to maximize invoice accuracy and minimize administrative costs due to invoice inaccuracies.

  Global Organization Management. System ESS allows a company to define its enterprise sales and distribution structures, and manage multiple legal entities, regardless of where they are physically located. It enables companies to maintain flexible business structures that support product flow to global customers, while efficiently handling business transactions worldwide.

  Electronic Commerce. System ESS provides a complete electronic messaging architecture that is integrated with all requisite business processes between customers and suppliers, including orders, order changes and acknowledgments, as well as shipping confirmations and invoices. In addition, through its recently introduced Internet Workbench, System ESS provides order status and tracking for participants in the demand chain, such as buyers, field representatives and customers. System ESS also supports ISO/Edifact, ANSI/X.12, and UCS EDI standards. The Company has developed capabilities for Internet-based order placement through World Wide Web browsers and Java based clients.

  Decision Support. System ESS continuously captures highly detailed data regarding every customer purchase and related events and stores such data in an information repository suitable for decision support processes. System ESS provides decision support capabilities through a set of Microsoft Windows-based client/server tools called the Customer Service Workbench, which provides tight integration between the System ESS information repository and electronic mail, spreadsheets, and event-trigger facilities. Other functions include integration with Business Objects and the Company's proprietary Economic Value Analyzer, a decision support tool that continuously monitors the return on working capital and contains functions for volume, price and capital simulations.

  In April 1997, the Company introduced a separate System ESS application module for the management of product installation and service operations. System ESS Service Management is currently being integrated with other components of System ESS to enable users to manage after-sales activities such as service orders, warranty tracking, call handling and field service.

  In fiscal 1997, the Company acquired Ceratina International AB, a Swedish warehouse management software company, together with its product "Open Warehouse," a warehouse management package that is currently being sold as a stand-alone product and is being integrated with System ESS. Open Warehouse is an object-oriented software application that plans, manages and monitors the day-to-day work in a warehouse optimizing personnel, space, and equipment resources.

SYSTEM ESS PRICING

  The license price for System ESS is determined based upon the number of servers, the number of defined users and the projected number of order lines to be processed per year in the customer's system. In fiscal 1997 and the first fiscal quarter of 1998, license fees for System ESS have averaged approximately $1.3 million and there have been several licenses significantly in excess of that amount. The Company expects that individual license fees will continue to increase in size as the Company's products become more sophisticated and manage larger and more geographically dispersed locations. License and service and maintenance revenues related to System ESS have represented a substantial majority of the Company's revenues in recent years and are expected to represent substantially all of the Company's revenues in the future. See "Risk Factors--Lengthy Sales and Implementation Cycle; Increasing Size of Orders" and "--Dependence on Principal Product."

SYSTEM ESS TOOLS

  The Company supports System ESS with a range of software tools developed by the Company or by third parties. These tools are used by the Company to develop, deliver and maintain System ESS and by the Company's customers to implement, develop extensions to and support System ESS.

  TRIM. TRIM is a 4GL application development tool which is optimized for applications involving large transaction volumes and large numbers of concurrent users. TRIM is licensed by the Company from Trifox, Inc. ("Trifox") and was used by the Company to develop System ESS. TRIM is also sold as an applications development tool to customers requiring the ability to develop custom applications. See "Proprietary Rights."

  SDCM. The Software Development and Configuration Manager ("SDCM") tool allows the Company to develop, deliver and maintain System ESS. SDCM also allows customers to develop customized System ESS functionality in a multi-user environment, control the modification of programs, documentation and databases, as well as manage data security and system integrity in the implementation of System ESS upgrades.

  Event Express. Event Express is a toolkit which allows customers to easily integrate System ESS with other management information systems, such as financial reporting and MRP systems.

  Business Engineering Workbench. In April 1997, the Company introduced a Microsoft Windows client-based tool to enhance the System ESS implementation process. The Business Engineering Workbench includes Navigation Express, which provides a comprehensive review of the key System ESS business concepts, routine flows, and implementation codes and parameters, and Implementation Express, which utilizes an upper case facility to graphically document all System ESS business processes, routines, and functions.

CUSTOMER SERVICE AND SUPPORT

  The Company believes that providing a high level of customer service and technical support is essential to customer satisfaction and timely implementation of System ESS. As of July 31, 1997, IMI had 278 employees in its customer service and support organization providing software maintenance and support, training, and consulting services. The Company typically charges its customers on a time and materials basis for implementation and training services and a percentage of the license fee as an annual maintenance fee.

  IMI provides the following services and support to its customers:

  Implementation and Technical Services. The Company and/or third party consultants provide post delivery services to the Company's customers pursuant to a separate service agreement. These implementation services typically involve assistance with the integration of System ESS with other existing software applications and databases currently used by the customer and the development of product extensions to add customer-specific functionality. Existing software applications and databases will vary from customer to customer, but may often include legacy management support, logistics or ERP applications. The integration of System ESS with a customer's existing applications allows the customer to more efficiently utilize System ESS by linking data flows between System ESS and various existing applications. Such integration is not, however, a prerequisite to the basic functionality of System ESS. Product extensions are developed using the same software tools used in System ESS and SDCM documents all of the additions made to System ESS for each customer for future upgrades of System ESS.

  The Company has established its Demand Chain Alliance Program ("DCAP"), which trains and certifies third party providers. DCAP participants include Andersen Consulting, Computer Sciences Corporation, IBM and MCI Systemhouse in the United States, and Cap Gemini and ECsoft Group in Europe. These companies provide systems integration and expertise to IMI customers and aid in the implementation and ongoing technical consulting of System ESS software solutions. The Company expects a greater proportion of its implementation services to be carried out by third parties under the supervision of IMI. The implementation of System ESS, depending on the customer, may include the integration of

System ESS with existing customer software, the development of product extensions to add customer specific functionality and customer training. There can be no assurance that delays in the implementation process of System ESS for any given customer will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Lengthy Sales and Implementation Cycles; Increasing Size of Orders" and "--Reliance on and Need to Develop Additional Relationships with Third Parties."

  Training Services. IMI customers can receive, for a fee, training either at the customer's premises or at one of IMI's offices. Course offerings are divided into four primary blocks: System ESS, Oracle Financials, System Administration and System Development. Customers often purchase training services for System ESS as a means of efficiently introducing those staff members who will be users of the software to the basic operation of System ESS, as well as to some of the software's more advanced features. Such training services are not, however, necessary to allow System ESS to function.

  Customer Support. The Company has fully-staffed support centers in the United States, the United Kingdom, Sweden and Australia. IMI provides 24 hour, seven days per week support through telephone and electronic mail, and uses logging/tracking systems for quality assurance.

CUSTOMERS

  The Company's target customers are multinational manufacturers, distributors wholesalers and retailers in the consumer packaged goods, consumer durables, business equipment, medical, automotive, and industrial products sectors, as well as other high-volume wholesalers and retailers. As of July 31, 1997, the Company licensed System ESS to over 50 customers. The following table sets forth a list of the Company's customers as of July 31, 1997 organized by industry segment with the geographic location of each customer's operations (or deployment of System ESS, where relevant) indicated in parentheses:

CONSUMER PACKAGED GOODS    BUSINESS EQUIPMENT        THIRD PARTY LOGISTICS
Alpina (Columbia)          Canon (U.S.)              Posten Logistik (Sweden)
Campbell Soup (U.S.)       Eastman Kodak (Nordic)    Skyway Freight Systems
Carlton United Breweries   Matsushita (U.S.)         (U.S.)
 (Australia)               Unisys (Worldwide)
Dannon (U.S.)                                        WHOLESALERS/RETAILERS
Estee Lauder (U.S.)        INDUSTRIAL PRODUCTS       Ahlsell (Sweden)
First Brands (U.S.)        Agway (U.S.)              Alko (Finland)
Hartz Mountain (U.S.)      Black & Decker (U.S.)     MoDo Merchants (U.K.)
Hormel (U.S.)              Coats & Clark (U.S.)      Pioneer Standard
Kellogg (Worldwide)        GE Plastics (Worldwide)   Electronics (U.S.)
Kiiltoo (Finland)          Granges Metall (Sweden)   ProSource (U.S.)
Land O'Lakes (U.S.)        Tour & Andersson (Sweden) SLO (Finland)
NIKE (Japan)               Zurn Industries (U.S.)    Spicers (U.K., France)
Paragon (U.S.)                                       United Tiles (Nordic)
Pepsico (France)           MEDICAL
Ralcorp (U.S.)             EMMA Healthcare (Sweden)  OTHER
Smuckers (U.S.)            Interpharm (Netherlands)  British Airways (U.K.)
Starbucks (U.S.)           Norsk Medisinaldepot      ColorLine (Norway)
Tri Valley Growers          (Norway)                 Fel-Pro (U.S.)
(U.S.)                     SLL Healthcare (Sweden)   Forlagscentralen (Norway)
                                                     Satair (Denmark)

  In fiscal 1997 and the first fiscal quarter of 1998, new license fees averaged approximately $1.3 million, although there have been several license fees significantly in excess of that amount. Individual customers have often accounted for more than 10% of total revenues in particular quarterly periods. For the year ended April 30, 1995, the Company recorded revenues from two customers which comprised 13% and 12% of total revenues, respectively. For the years ended April 30, 1996 and April 30, 1997 the

Company had no single customer representing more than 10% of total revenues. The Company believes that the loss of any of these customers would not have a material adverse effect upon the Company's business, operating results or financial condition. Although the Company does not expect any of its current customers to account for 10% or more of its total revenues in fiscal 1998, the Company expects that individual customers (the identity of which will likely change on a quarterly basis) may continue to account for 10% or more of the Company's total quarterly revenues in future periods.

SALES AND MARKETING

  The Company sells and supports its products through direct sales and support organizations in Sweden, the United States, the United Kingdom, France, Germany, the Netherlands and Australia. The Company maintains corporate headquarters in Stockholm, Sweden and has sales and/or support services offices in Tarrytown, New York; Boston, Massachusetts; Marlton, New Jersey; Atlanta, Georgia; Chicago, Illinois; Los Angeles, California; London, United Kingdom; Paris, France; Stuttgart, Germany; Utrecht, The Netherlands; Gothenburg, Hassleholm and Linkoping, Sweden; and Melbourne, Australia. As of July 31, 1997, the Company employed 52 sales and marketing personnel. The Company intends to increase expenditures to expand its direct sales and marketing organizations in the United States, Europe and Asia/Pacific. To support its direct sales force, the Company conducts marketing programs that include public relations, direct mail, trade shows, product seminars, user group conferences and ongoing customer communication programs. See "Risk Factors--Dependence upon Successful Expansion of Sales, Support, Service and Marketing Organizations."

  The Company also relies on informal arrangements with a number of consulting and systems integration firms to enhance its marketing, sales and customer support efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sale process. The Company expects to continue to rely significantly upon such third parties for lead generation, product implementation, customer support services and end user training. See "Risk Factors--Reliance on and Need to Develop Additional Relationships with Third Parties."

  Prior to 1997, the Company engaged in an informal joint marketing and sales arrangement with Oracle pursuant to which the two companies jointly marketed to customers in the consumer packaged goods industry. In January 1997, the Company entered into the Oracle Agreement pursuant to which the parties agreed for a term of three years to jointly market and license the Oracle Solution Suite, which incorporates the Company's System ESS software and Oracle software together with other complementary software owned by third parties. The Oracle Agreement provides for additional development of component software, integration of the software components and marketing and support of the Oracle Solution Suite. In addition, Oracle has agreed not to develop or use in the consumer packaged goods industry any other software with similar functionality to System ESS. Pursuant to the Oracle Agreement, Oracle has agreed to pay the Company the total license fees that Oracle receives from the customer for System ESS less specified percentages. In the United States, Oracle and its distributors have the exclusive right to sub-license System ESS software as part of the Oracle Solution Suite in the consumer packaged goods industry. Outside of the United States, Oracle and its distributors have a non-exclusive right to sub-license System ESS in the consumer packaged goods industry. In addition, the Company has retained the worldwide right to market System ESS to customers in the consumer packaged goods industry as a "point" solution and in any other manner which does not provide combined software substantially similar to the Oracle Solution Suite. The Oracle Agreement may be renewed by the parties for successive three-year terms, unless sooner terminated. The Oracle Agreement may be terminated by either party for cause or by Oracle if the Company fails to perform certain technical support and product development obligations. In the event the Oracle Agreement is terminated, the customer licenses shall continue and, under certain circumstances, the Company's technical support obligations, and Oracle's related payment obligations, will continue for up to three years.

  The Company and Oracle have periodically entered into separate agent agreements authorizing Oracle to sub-license the Company's System ESS software to customers in the consumer packaged goods industry and other industries. Pursuant to such agent agreements, Oracle pays to the Company a specified percentage of the license fee for System ESS. In industries other than consumer packaged goods, the Company also from time to time directly competes with Oracle's order management software product. See "Risk Factors--Competition."

  In the consumer packaged goods industry, the Company actively markets and sells System ESS as a "point" solution and as part of the Oracle Solution Suite. The Company's sales of System ESS in the consumer packaged goods industry are dependent upon the effectiveness of Oracle's efforts under the Oracle Agreement, which the Company cannot control. There can be no assurance that Oracle will not otherwise curtail or discontinue the Oracle Agreement at the end of the initial three year term or that the Oracle Agreement will be beneficial to the Company, which could have a material adverse effect on the business, operating results and financial condition of the Company. In industries other than consumer packaged goods, there can be no assurance that Oracle will continue to recommend the Company and its products to potential customers or enter into separate agent agreements with the Company, either of which could have a material adverse effect on the business, operating results and financial condition of the Company. See "Risk Factors--Dependence upon Relationship with Oracle."

  Because the licensing of the Company's products generally involves a significant capital expenditure by the customer, the Company's sales process is subject to the delays and lengthy approval processes that are typically involved in such expenditures. For these and other reasons, the sales cycle associated with the licensing of the Company's products varies substantially from customer to customer and typically lasts between three and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays, over which the Company has no control. See "Risk Factors-- Lengthy Sales and Implementation Cycle; Increasing Size of Orders." In addition the Company's quarterly operating results are subject to certain seasonal fluctuations. See "Risk Factors--Significant Fluctuations in Quarterly Operating Results and Seasonality" and "Management's Discussion and Analysis of Financial Conditions--Quarterly Financial Results."

PRODUCT DEVELOPMENT

  The Company has devoted significant resources to product development since its inception and has increased such investments in recent years. As of July 31, 1997, the Company employed 96 people in product development. The Company intends to increase its investments in product development in future periods.

  The Company believes that its future success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce new or enhanced products that keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as certain of the Company's customers started to consider Windows NT or other operating platforms, it was necessary for the Company to enhance its System ESS products to operate on such platforms in order to anticipate such customers' requirements. In April 1997, the Company introduced a new version of System ESS that operates on a Windows NT server platform, supports Internet-based electronic commerce through World Wide Web browsers and Java-based clients and supports seven languages in total. However, there can be no assurance that the Company will be successful in continuing to develop this enhanced versions of System ESS or new products on a timely basis, or that such enhancements or new products, when introduced, will achieve market acceptance or will adequately address the changing needs of the marketplace. See "Risk Factors--Rapid Technological Change and Requirement for Frequent Product Transitions."

COMPETITION

  The Company's products are targeted at the emerging market for demand chain management software, which is intensely competitive and characterized by rapid technological change. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the supply and demand chain as well as the enterprise as a whole. These competitors include (i) enterprise application software vendors which currently offer client/server ERP solutions, such as SAP, Baan, J.D. Edwards, SSA and, in vertical markets other than consumer packaged goods, Oracle, (ii) companies offering standardized or customized products on mainframe and/or mid-range computer systems, (iii) internal development efforts by corporate information technology departments, (iv) smaller independent companies which have developed or are attempting to develop advanced logistics execution software which complement or compete with the Company's software solutions, and (v) other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, advanced logistics execution software. In addition, many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for order fulfillment software and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any one of which could materially adversely affect the Company's business, operating results and financial condition.

  The principal competitive factors affecting the market for the Company's products include vendor and product reputation, architecture, functionality and features, speed, costs and ease of implementation, quality of support and product quality, price and performance. Based on these factors, the Company believes that it has competed effectively to date. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and license arrangements to establish and protect its proprietary rights. As part of its confidentiality procedures, the Company licenses its software pursuant to signed license agreements that impose restrictions on the licensee's ability to utilize the software and generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy the Company's products or otherwise obtain and use the Company's proprietary technology without authorization. Policing unauthorized use of the Company's products is difficult, and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Sweden. Accordingly, there can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products.

  The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers increasingly will be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, financial condition or results of operations. See "Risk Factors--Dependence on Proprietary Technology; Risks of Infringement."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of the date of this Prospectus with respect to each person who is an executive officer or director of the Company:

          NAME           AGE                           POSITION
          ----           ---                           --------
Stig G. Durlow (1)......  47 Chairman of the Board, President and Chief Executive Officer
Carl Joelsson...........  53 Senior Vice President-Worldwide Service and Support
Mats Lillienberg........  37 Senior Vice President-Product Development
Lars-Goran Peterson.....  52 Senior Vice President-Finance and Chief Financial Officer
David Simbari ..........  42 Senior Vice President-Worldwide Sales and Marketing
Per-Olof Ekholtz........  50 Vice President-Product Marketing
Jeffrey A. Harris
 (1)(2).................  41 Director
William H. Janeway......  54 Director
Martin Leimdorfer
 (1)(2).................  61 Director
Geoffrey W. Squire (2)..  50 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Stig G. Durlow joined the Company as Vice President, Nordic Operations in 1994 and in February 1995 was promoted to President and Chief Executive Officer of the Company. Mr. Durlow has served as a director of the Company and as Chairman of the Board since May 1996. Mr. Durlow started his professional career at IBM Sweden in 1974 as a Systems Engineer. He held various sales and marketing positions in Sweden and in 1991 became the Director of Systems Strategies for IBM Europe in Paris. Most recently, he was responsible for the Industrial Sector for IBM in the Nordic countries as well as the Public Sector in Sweden.

  Carl Joelsson joined the Company in 1988 as President of Industri-Matematik Projektledning AB, a subsidiary of IMAB and an indirect subsidiary of the Company, which provides implementation services and support for the Company's customers. Mr. Joelsson was also the project leader for developing System ESS and installing the system at Ahlsell AB. Mr. Joelsson is currently Senior Vice President-Worldwide Service and Support. From 1980 to 1988, Mr. Joelsson was President of Joeldata AB, a software consulting company.

  Mats Lillienberg joined the Company in 1984 as a System Analyst responsible for development of enhancements to System ESS products and is currently Senior Vice President-Product Development. Before joining the Company, Mr. Lillienberg worked for Kommun Data AB as a Programmer Analyst for two years.

  Lars-Goran Peterson joined the Company in 1992 as a Business Unit Manager and became its Chief Financial Officer in January 1994. Mr. Peterson is currently Senior Vice President-Finance and Chief Financial Officer of the Company. From 1982 to 1992, Mr. Peterson was Chief Financial Officer of AB Calvert & Co., a wholesale distributor of tube and steel. From 1972 to 1982, Mr. Peterson served as Chief Financial Officer of Nordiska Industri AB, a manufacturer and wholesale distributor of textiles.

  David Simbari joined the Company in 1993 as Sales Director, United States and became Senior Vice President-Worldwide Sales and Marketing of the Company in June 1997. Before joining the Company, Mr. Simbari worked at Ross Systems, Inc., a software company, from 1986 to 1993, where he served most recently as Vice President of North American Sales.

  Per-Olof Ekholtz joined the Company's marketing department in 1988, became Vice President Sales/Marketing in 1992 and is currently Vice President-Product Marketing. Before joining the Company, Mr. Ekholtz owned his own software consulting company.

  Jeffrey A. Harris has served as a director of the Company since 1991. Mr. Harris has been a Managing Director of E.M. Warburg, Pincus & Co. LLC ("EMWP & Co.") since 1988, where he has been employed since 1983. Mr. Harris is a director of Newfield Exploration Company, Comcast UK Cable Partners Limited, Knoll, Inc., ECsoft Group plc and several privately held companies.

  William H. Janeway has served as a director of the Company since 1991. Mr. Janeway has been a Managing Director of EMWP & Co. since 1988 and is Head of the High Technology Group. Mr. Janeway is a director of BEA Systems, Inc., Indus International, Inc., Vanstar Corporation, VERITAS Software Corporation, Zilog, Inc. and several privately-held companies.

  Martin Leimdorfer founded IMAB in 1967. Dr. Leimdorfer was President and Chief Executive Officer of the Company from 1967 to 1995. He has been a director of the Company since its formation. Dr. Leimdorfer is a member of the Royal Swedish Academy of Engineering Sciences and serves on the boards of the Swedish Trade Council and the Swedish Institute for Industrial and Economics Research.

  Geoffrey W. Squire has served as a director of the Company since 1994. Mr. Squire is Co-Chairman of the Board and the Executive Vice President for Worldwide Sales and Services Operations of VERITAS Software Corporation, a storage management software company. Mr. Squire served at various positions at Oracle Corporation from 1984, eventually being appointed in 1992 to Oracle's five-person Executive Committee with responsibility as Chief Executive, International Operations. Mr. Squire joined OpenVision Technologies Inc. in 1994 and was its Chief Executive Officer from July 1995 through April 1997, when it merged with VERITAS Software Corporation.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The table below sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) the Selling Stockholders, (ii) each director and executive officer of the Company and (iii) all directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                      SHARES                       SHARES
                                   BENEFICIALLY                 BENEFICIALLY
                                  OWNED PRIOR TO    NUMBER      OWNED AFTER
                                 OFFERING (1)(2)   OF SHARES OFFERING (1)(2)(5)
                                ------------------   BEING   ------------------
   NAME OF BENEFICIAL OWNER       NUMBER   PERCENT  OFFERED    NUMBER   PERCENT
   ------------------------     ---------- ------- --------- ---------- -------
Warburg, Pincus Investors,
 L.P.(1)(3)(5)................. 18,310,251  64.8%  3,500,000 14,810,251  46.6%
Jeffrey A. Harris(1)(4)(5)..... 18,310,251  64.8%  3,500,000 14,810,251  46.6%
William H. Janeway(1)(4)(5).... 18,310,251  64.8%  3,500,000 14,810,251  46.6%
Martin Leimdorfer..............  3,067,017  10.9%        --   3,067,017   9.7%
Stig G. Durlow.................    640,000   2.3%     35,000    605,000   1.9%
Lars-Goran Peterson............    267,000     *      15,000    252,000     *
David Simbari(6)...............    255,500     *      15,000    240,500     *
Mats Lillienberg...............    210,000     *      10,000    200,000     *
Carl Joelsson..................     86,000     *         --      86,000     *
Per-Olof Ekholtz...............     64,996     *         --      64,996     *
Geoffrey Squire(7).............     10,000     *         --      10,000     *
All executive officers and
 directors as a group
 (10 persons).................. 22,910,764  80.3%  3,575,000 19,335,764  60.4%

--------
 * Less than 1%
(1) Based on 16,171,314 shares of Common Stock and 12,088,200 shares of Class B Common Stock outstanding prior to this offering. All of the 12,088,200 shares of Class B Common Stock owned by Warburg will be converted into Common Stock upon the closing of this offering. See "Description of Capital Stock."
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person which are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.
(3) The sole General Partner of Warburg is Warburg, Pincus & Co. ("WP"), a New York general partnership. EMWP & Co., a New York limited liability company, manages Warburg. The members of EMWP & Co. are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP & Co. and may be deemed to control both WP and EMWP & Co. WP has a 20% interest in the profits of Warburg. Mr. Janeway and Mr. Harris, directors of the Company, are Managing Directors of EMWP & Co. and General Partners of WP. As such, Mr. Janeway and Mr. Harris may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg and WP. See footnote (2) above. The named person's address is 466 Lexington Avenue, 10th Floor, New York, New York, 10017.
(4) All of the shares indicated are owned of record by Warburg and are included because of Mr. Janeway's and Mr. Harris' affiliation with Warburg. Messrs. Janeway and Harris disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. Messrs. Janeway's and Harris' address is 466 Lexington Avenue, 10th Floor, New York, New York 10017. See footnotes (2) and (3) above.
(5) Assumes that the Underwriters' over-allotment option is not exercised. If the over-allotment option were exercised in full, Warburg would own 14,279,626 shares, or 44.2% of the Company's outstanding Common Stock after this offering.
(6) Includes 255,000 shares subject to options currently exercisable or exercisable within 60 days of the date of this Prospectus.
(7) Includes 10,000 shares subject to options currently exercisable or exercisable within 60 days of the date of this Prospectus.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.01 par value, 12,500,000 shares of which are designated Class B Common Stock, $.01 par value, and 15,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

  As of September 30, 1997, there were 16,171,314 shares of Common Stock outstanding held of record by 27 stockholders. There will be 31,759,514 shares of Common Stock outstanding after the sale of Common Stock offered hereby and the conversion of all of the outstanding Class B Common Stock upon the closing of this offering.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. See "Dividend Policy."

CLASS B COMMON STOCK

  As of September 30, 1997, there were 12,088,200 shares of Class B Common Stock outstanding and owned by Warburg. Following the completion of this offering, no shares of Class B Common Stock will be outstanding.

  The Class B Common Stock has the same rights, preferences, privileges and restrictions as the Common Stock, except that the Class B Common Stock has no voting rights. The shares of Class B Common Stock will, upon any transfer of such shares by Warburg, be automatically converted into a like number of shares of Common Stock, subject to adjustment upon certain events with respect to the Common Stock. In addition the holder of Class B Common Stock has the right to convert such shares to Common Stock at any time, provided that after conversion, such holder may not control more than 49% of the Common Stock. Warburg has elected to convert all of its shares of Class B Common Stock into Common Stock, without any adjustments, upon the closing of this offering.

PREFERRED STOCK

  As of September 30, 1997, there were no shares of Preferred Stock issued or outstanding.

  Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine or alter the designation, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting rights of the holders of Common Stock. Following completion of this offering, there will be no shares of Preferred Stock outstanding, and the Company has no plans to issue any of the Preferred Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, BT Alex. Brown Incorporated, Deutsche Morgan Grenfell Inc., SoundView Financial Group, Inc. and UBS Securities LLC (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                      NUMBER OF
           UNDERWRITER                                                 SHARES
           -----------                                                ---------
   BT Alex. Brown Incorporated....................................... 3,042,250
   Deutsche Morgan Grenfell Inc.  ................................... 1,344,250
   SoundView Financial Group, Inc. .................................. 1,344,250
   UBS Securities LLC ............................................... 1,344,250
                                                                      ---------
     Total........................................................... 7,075,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.54 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.

  The Company and one of the Selling Stockholders, Warburg, have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,061,250 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions as set forth on the cover page of this Prospectus. The Company and Warburg have each agreed to sell 530,625 shares. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 7,075,000, and the Company and such Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 7,075,000 shares are being offered hereby.

  The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholders regarding certain liabilities, including liabilities under the Securities Act.

  The Company, each of its directors and executive officers and Warburg have each agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of BT Alex. Brown Incorporated, except that the Company may grant options to purchase shares of Common Stock under its current Stock Option Plan, sell shares pursuant to its Restricted Stock Program and Employee Stock Purchase Plan and issue shares of stock upon the exercise of stock options. See "Risk Factors--Shares Eligible For Future Sale."

  In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Brobeck Hale and Dorr International, London, England. The Company is being represented as to certain matters of Swedish law by Advokatfirman Vinge KB, Stockholm, Sweden. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated balance sheets as of April 30, 1997 and 1996, and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended April 30, 1997 incorporated by reference in this Prospectus, are incorporated by reference herein in reliance on the report by Ohrlings Coopers & Lybrand AB, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to herein are not necessarily complete and reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part thereof may be obtained from the Commission at prescribed rates.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................   14
Use of Proceeds...........................................................   15
Price Range of Common Stock...............................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Selected Consolidated Financial Data......................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   24
Management................................................................   36
Principal and Selling Stockholders........................................   38
Description of Capital Stock..............................................   39
Underwriting..............................................................   40
Legal Matters.............................................................   41
Experts...................................................................   41
Additional Information....................................................   41

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                                7,075,000 SHARES

           [LOGO OF INDUSTRI-MATEMATIK INTERNATIONAL APPEARS HERE]

                                  COMMON STOCK

                                 ------------

                                   PROSPECTUS

                                 ------------

                                 BT ALEX. BROWN

                            DEUTSCHE MORGAN GRENFELL

                        SOUNDVIEW FINANCIAL GROUP, INC.

                                 UBS SECURITIES

                                October 31, 1997

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